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                                                                    EXHIBIT 99.1

(MSX INTERNATIONAL LOGO)


                                                          CONTACT:  FRED MINTURN
FOR IMMEDIATE RELEASE                                     MSX INTERNATIONAL
DATE:  NOVEMBER 14, 2005                                  248-829-6263
                                                          FMINTURN@MSXI.COM

MSX INTERNATIONAL ANNOUNCES FINANCIAL RESULTS FOR THIRD QUARTER OF 2005

WARREN, MICH., NOVEMBER 14, 2005 - MSX International, a global provider of technical business services, reports net sales from continuing operations totaling $110.6 million for the third fiscal quarter of 2005 compared to $111.3 million for the third fiscal quarter of 2004. Sales totaled $340.7 million during the first nine months of fiscal 2005 compared to $350.4 million in fiscal 2004. The results for each period exclude the net sales of businesses either sold or classified as held for sale.

The first nine months of fiscal 2005 reflect one week less sales for selected businesses due to an additional week included in the first nine months of fiscal 2004 as a result of our fiscal calendar. This reduction in billable days is the primary reason for the reduction in net sales from continuing operations during the first nine months of 2005. In the company's business outsourcing services segment, favorable volumes on warranty and retail service improvement programs in both European and U.S. operations were partially offset by reductions in other traditional programs, primarily related to document management solutions.

Income from continuing operations before interest and income taxes was $7.5 million in the third quarter of 2005. This compares to $8.0 million in the third quarter of 2004. Selling, general and administrative expenses were $7.4 million in the third quarter of 2005. This compares to $8.5 million in the third quarter of 2004, a decrease of 13.8%. The decrease is the result of cost reduction initiatives implemented during 2005. The cost reduction resulted in modest severance and related costs totaling $0.7 million for the third quarter of 2005. EBITDA was $9.3 million for the third quarter of 2005 compared to $9.9 million in the third quarter of 2004. The attached supplemental financial information schedule shows a reconciliation of EBITDA to reported results.

Interest expense in the third quarter totaled $8.2 million. This represents an increase of approximately $0.3 million from the third quarter of 2004 and is primarily the result of foreign exchange rate movements. Such movements had an adverse impact on the recorded value of U.S. dollar denominated debt issued by the company's U.K. subsidiary. After a tax benefit on continuing operations of $1.3 million, the company posted net income from continuing operations of $0.6 million. The third quarter tax benefit includes approximately $2.8 million related to the reversal of valuation allowances primarily in our U.K. operations. Income from discontinuing operations was $2.0 million in the third quarter of 2005 compared to a loss of $0.9 million for the third quarter of 2004. As a result, net income was $2.5 million in the third quarter of 2005.

Selected European businesses are reflected as discontinued operations and eliminated from the on-going operations of MSXI due to the management decision to divest such operations. In accordance with SFAS No. 144, the financial performance of these businesses is shown separately in the company's consolidated statements of operations. At October 2, 2005, these businesses had total assets of $39.6 million and related liabilities of $33.5 million. Formal divestiture processes continue for the businesses classified as held for sale.

We will host a conference call at 2:00 p.m. EST today, November 14, to review these results. To listen to the call, dial 877-612-5307 (Domestic) or 706-634-2392 (International) and provide conference code number 2023813. A replay of the call will be available beginning at 3:00 p.m. EST today, November 14, at 800-642-1687 (Domestic) or 706-645-9291 (International), with the same conference code number.

MSX International, headquartered in Warren, Mich., is a global provider of technical business services. The company combines innovative people, standardized processes and today's technologies to deliver a collaborative,


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competitive advantage. MSX International has over 5,700 employees in nineteen countries. Visit our Web site at HTTP://WWW.MSXI.COM.

                                       ###

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Certain of the statements made in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current management projections and expectations. They involve significant risks and uncertainties. As such, they are not guarantees of future performance. MSX International disclaims any intent or obligation to update such statements.

Actual results may vary materially from those in the forward-looking statements as a result of any number of factors, many of which are beyond the control of management. These important factors include: our substantial indebtedness and future liquidity; our reliance on major customers in the automotive industry, including the timing of their product development and other initiatives, and the value of our associated accounts receivable from them; the market demand for our technical business services in general; our ability to recruit and place qualified personnel; delays or unexpected costs associated with cost reduction efforts; risks associated with operating internationally, including economic, political and currency risks; and risks associated with our acquisition strategy. Additional information concerning these and other factors are discussed in the company's filings with the U.S. Securities and Exchange Commission.
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                            MSX INTERNATIONAL, INC.


               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
              for the fiscal quarters and fiscal nine months ended
                      October 2, 2005 and October 3, 2004


                                                                           FISCAL QUARTER ENDED          FISCAL NINE MONTHS ENDED
                                                                         --------------------------      --------------------------
                                                                         OCTOBER 2,      OCTOBER 3,      OCTOBER 2,      OCTOBER 3,
                                                                            2005            2004            2005            2004
                                                                         ----------      ----------      ----------      ----------
                                                                                               (IN THOUSANDS)
Net sales                                                                $  110,632      $  111,293      $  340,669      $  350,357
Cost of sales                                                                95,068          94,743         290,058         299,321
                                                                         ----------      ----------      ----------      ----------

  Gross profit                                                               15,564          16,550          50,611          51,036

Selling, general and administrative expenses                                  7,354           8,532          24,766          26,509
Restructuring and severance costs                                               663               9           1,166             147
                                                                         ----------      ----------      ----------      ----------
  Income from continuing operations before interest and
   income taxes                                                               7,547           8,009          24,679          24,380

Interest expense, net                                                         8,212           7,910          25,683          23,682
                                                                         ----------      ----------      ----------      ----------

  Income (loss) from continuing operations before
   income taxes                                                                (665)             99          (1,004)            698

Income tax provision (benefit)                                               (1,288)            423             372           1,412
                                                                         ----------      ----------      ----------      ----------

  Income (loss) from continuing operations                                      623            (324)         (1,376)           (714)

Income (loss) from discontinued operations, net of taxes                      1,889            (860)        (15,392)           (192)
                                                                         ----------      ----------      ----------      ----------

  Net income (loss)                                                           2,512          (1,184)        (16,768)           (906)

Accretion for redemption of preferred stock                                  (2,895)         (2,329)         (8,359)         (7,171)
                                                                         ----------      ----------      ----------      ----------

  Net loss available to common shareholders                              $     (383)     $   (3,513)     $  (25,127)     $   (8,077)
                                                                         ==========      ==========      ==========      ==========


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                            MSX INTERNATIONAL, INC.
                       SUPPLEMENTAL FINANCIAL INFORMATION
              for the fiscal quarters and fiscal nine months ended
                      October 2, 2005 and October 3, 2004


                                                                           FISCAL QUARTER ENDED        FISCAL NINE MONTHS ENDED
                                                                         -------------------------     -------------------------
                                                                         OCTOBER 2,     OCTOBER 3,     OCTOBER 2,     OCTOBER 3,
                                                                            2005           2004           2005           2004
                                                                         ----------     ----------     ----------     ----------
NET SALES                                                                $  110,632     $  111,293     $  340,669     $  350,357

RECONCILIATION OF EBITDA:

  INCOME FROM CONTINUING OPERATIONS BEFORE
   INTEREST AND INCOME TAXES
                                                                         $    7,547     $    8,009     $   24,679     $   24,380


    Michigan Single Business and similar taxes                                  216            437          1,267          1,446
                                                                         ----------     ----------     ----------     ----------

  EBIT, AS DEFINED                                                            7,763          8,446         25,946         25,826


    Depreciation                                                                880          1,416          3,225          4,785

    Restructuring and severance costs                                           663              9          1,166            147
                                                                         ----------     ----------     ----------     ----------

  EBITDA BEFORE RESTRUCTURING AND SEVERANCE COSTS AND
   GOODWILL IMPAIRMENT, AS DEFINED                                       $    9,306     $    9,871     $   30,337     $   30,758
                                                                         ==========     ==========     ==========     ==========


          EBITDA is shown here because we use it for internal reporting purposes. We believe it is an indicative measure of operating performance, and it is used by investors and analysts to evaluate companies with capital structures similar to ours.

          As defined here, EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA is not an alternative measure of operating results or cash flows from operations, as determined in accordance with accounting principles generally accepted in the United States. EBITDA should be considered in addition to, not as a substitute for, operating income (loss), net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with such accounting principles.

          In accordance with SFAS No. 144, financial results of businesses reported as discontinued operations are eliminated from the continuing operations of MSXI. Results from discontinued operations have been excluded from the above.